Filed by Rational Software Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Rational Software Corporation
(Commission File No. 000-12167)

The following is an alternative
version of a power point presentation
prepared by Rational Software Corporation.

Additional Information and Where to Find It

In connection with the proposed transaction with Catapulse, Rational will file a registration statement on Form S-4, including a proxy statement-prospectus, with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement, including the proxy statement-prospectus when they become available because they will contain important information about the proposed merger. Investors and security holders may obtain a free copy of the registration statement and the proxy statement-prospectus (when available) and other documents filed by Rational with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at http://www/sec.gov. Free copies of the registration statement (when available) and other documents filed by Rational with the Securities and Exchange Commission may also be obtained from Rational by directing a request to Rational, Attention: Tim Brennan, 408-863-9900.

Rational and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Rational stockholders in favor of the proposed transaction. These directors and executive officers include Paul Levy, Michael Devlin, Les Denend, Al Schleicher, John Montague, Tom Bogan and Tim Brennan. Collectively, as of March 31, 2000, the directors and executive officers of Rational may be deemed to beneficially own approximately 6.4% of the outstanding shares of Rational common stock. Investors and security holders may obtain additional information regarding the interests of the participants by reading the registration statement and proxy statement-prospectus when they become available.

Rational®
the e-development company™

Rational Software

Catapulse Opportunity

Rational Software

- Accelerating growth rate
  - 46% YTD FY-01
- Exceptional financial results
  - TTM revenues: $680M+
  - 20% + operating margins
  - $1 billion in cash & equivalents
- Market leadership
  - Unique Suites position
  - World class direct sales capability
- Outstanding market penetration
  - 90 of *The Fortune 100*
  - Global reach - 40% non-US revenues



Accelerating growth
$600
$500
$400
$300
$200
$100
$0
12%
33%
39%
1998
1999
2000

Rational
the e-development company

Catapulse Background

catapulse™



- Founded in October 1999 to build a hosted development service
- Funded by Rational and Benchmark Capital
- 200 person organization (150 development) based in Cupertino (AOL / Netscape, Sun, Oracle)
- Hosted development service in use by customers <u>today</u>
- Augments and accelerates Rational strategy

Catapulse : *Then and Now*

1 Year Ago

- Significant technology risk
- Unknown customer acceptance
- Unproven financial model
- New kind of team required
- Rational focus on its current business
- Venture capital perspective required

Today

- Hosted Development Service v1.0 delivered to customers
- Diverse set of demanding customers accept the HDS
- Demonstrated high value / premium price model
- Hired over 200 excellent people with diverse experience
- HDS accelerates Rational strategy
- Catapulse requires global reach and acceleration

Transaction Summary

Structure	Tax free reorganization, purchase transaction
Purchase price	5.4 % of Rational - $405 Million * 1.8 % to equity investors (Benchmark) * 1.2 % to each of Paul Levy and Mike Devlin (5 year lock-up and vesting agreements) * 1.2 % to Catapulse management & employees (vesting over 3 – 4 years)
Management	Paul Levy, Founder & Chairman, Mike Devlin, Founder & CEO, Tom Bogan, President & COO
Process	Special committee of the Rational Board
Conditions	HSR Clearance; shareholder approval
Target Closing	Fourth Quarter Fiscal 2001

Market Opportunity – Rational



Market for Developers 1999 - 2003
Total Development Seats 1
Drivers:
•Adoption of best practices
•Software automation
•Displacement of internal solutions
SW Professional (millions)
16
14
6
4
2
0
1999
2000
2001
2002
2003
Ratl Installed Base (2)
Mkt Opp –Rational (2)

[1] IDC

[2] Rational estimates

Rational
the e-development company

Market Opportunity – Rational and Catapulse


Market for Developers 1999 - 2003
Total Development Seats 1
SW Professional (millions)
16
14
6
4
2
0
1999
2000
2001
2002
2003
Drivers:
•Start-up time
•Hosted infrastructure and admin
•Team synchronization (updates)
•Leverage knowledge and IP
Ratl Installed Base (2)
Mkt Opp –Rational (2)
Mkt Opp with Catapulse (2)

[1] IDC
[2] Rational estimates

Rational
the e-development company

The Rational Solution

Customer Success


speed
quality

Best Practices
Process Made Practical

- Develop Iteratively
- Manage Requirements
- Use Component Architectures
- Model Visually (UML)
- Continuously Verify Quality
- Manage Change

Tools
Unified Tools for the Project Team

- Requirements Management
- Visual Modeling
- Automated Testing
- Content Management
- Change Management

Services
Accelerated Implementation

- Technical Support and Tools Application
- Project Implementations
- Education and Training

The Rational *Expanded* Solution

Best Practices
Process Made Practical

- Develop Iteratively
- Manage Requirements
- Use Component Architectures
- Model Visually (UML)
- Continuously Verify Quality
- Manage Change

Customer Success


speed
quality

Tools
Unified Tools for the Project Team

- Requirements Management
- Visual Modeling
- Automated Testing
- Content Management
- Change Management

Services
Accelerated Implementation

- Technical Support and Tools Application
- Project Implementations
- Education and Training
- Hosted Development Service (HDS)


Rational Suite: Defining Software Development
Project Management
Scheduling
✓ Tracking & Metrics
✓ Process
System Definition
✓ Requirements Management
✓ Business & Use Case Modeling
✓ Data Modeling
Software Development
IDE
✓ Visual Modeling
✓ Web Component Modeling
✓ Unit Testing
Content Management
Authoring
✓ Templating
✓ Approval
✓ Deployment
✓ Site Integrity
System Testing
✓ Functionality
✓ Reliability
✓ Performance
UNIFIED
✓ Common Process
✓ Requirements Management
✓ Test Management
✓ Defect and Change Tracking
✓ Configuration Management
TEAM UNIFYING PLATFORM
Rational
the e-development company

HDS: *Extends and Augments Rational Suite*



Collaborative Environment
Project Management
Scheduling
✓ Tracking & Metrics
✓ Process
System Definition
✓ Requirements Management
✓ Business & Use Case Modeling
✓ Data Modeling
Software Development
IDE
✓ Visual Modeling
✓ Web Component Modeling
✓ Unit Testing
Content Management
Authoring
✓ Templating
✓ Approval
✓ Deployment
✓ Site Integrity
System Testing
✓ Functionality
✓ Reliability
✓ Performance
UNIFIED
✓ Common Process
✓ Requirements Management
✓ Test Management
✓ Defect and Change Tracking
✓ Configuration Management
TEAM UNIFYING PLATFORM
Knowledge & Content
Assets, Experts, Information
Common Project Environment
Discussions, Workspace
Hosted Infrastructure
Available, Reliable, Secure, Scalable

Rational Hosted Development Service (HDS)


Development Teams
Internet
Hosted Development Service

- ✓ Equip your team in a day
- ✓ Instant access to experience, assets, IP
- ✓ Fortify your development environment

- ✓ Available
- ✓ Reliable
- ✓ Secure
- ✓ Scalable

The "Simplicity of One"

Rational Suite



Enterprise

1 Package
1 CD
1 Install
1 License
1 Support vehicle
1 Upgrade/release cycle

Rational Hosted Development Service

1 URL



Rational: *e-development Anytime, Anywhere, Any Way*


Local PC
Corporate Server
Hosted Servers

Rational: *Expanded Customer Value Proposition*

- Accelerated feature delivery
- Ease of adoption & solution implementation
- Infrastructure for all IP assets
- More intimate, long term customer relationship

Rational: The platform for software development

IBM : *A Customer Case Study*

- Rational (to date)
  - Top 10 customer
  - $10M over the last 2 years
  - Only addressing a small part of the available IBM base – minimal IBM-GS penetration
- Catapulse
  - Preferred internal development environment for IGS
  - Minimum commitment of $45M for the next 3 years
  - Initial deal represents less than 10% of available IGS base
  - Additional opportunity from sell-through to IBM customers

Financial Impact

- Fiscal 2001
  - Confirm guidance for Q3 and Q4
  - No change to EPS guidance even with Catapulse related operating costs in Q4
- Fiscal 2002
  - Revenue: Increase by $50 million to a range of $1.05 billion to $1.15 billion (30% to 43% growth)
  - No change to current EPS targets even with Catapulse related operating costs in FY 2002
  - $.75 to $.80 pro forma EPS guidance

Catapulse HDS Opportunity: *Summary*

- Market opportunity: significant upside potential
  - Much larger accessible market
  - More value to customer – increased revenue per seat
- Strategic position
  - More strategic to the customer (higher lock-in)
  - Rational as a platform for development
- Integration
  - Limited integration and execution risk
  - Strengthens management team
  - No channel conflict, negligible sales force integration risk
- Valuation
  - 5.8% of Rational; 63% of the equity vests over 3 to 5 years
  - Accelerates revenue; no change to EPS guidance

Progress: *HDS Early Access Customers*

HDS is currently in limited availability

14%	28%	58%		
Fortune 1000 IT or E-transform	ISV's	Small (5-20)	System Integrators	Portal

HDS: *Remotely Hosted with Desktop Integration*



Desktop
File System
Browser
IDE
HDS Toolbelt
Internet
HDS 1.0

Rational
the e-development company

Rational + Catapulse: Acceleration & Efficiency

- Expanded market opportunity
- Rational Suite + HDS = accelerated and differentiated product strategy
- More efficient internal process
- More profitable, predictable business model
- More intimate customer relationship

Catapulse and Rational: *One Team*

- HDS team joins Rational Suite team
- Catapulse field & Bus. Dev. merge with Rational field & Bus. Dev
- Catapulse Support merges with Rational Support
- Catapulse Finance, Admin, HR merge with Rational Finance, Admin, HR

- *Strategic product strategy drivers*
- *One field team*
- *One customer support point*
- *One team*

Rational
the e-development company™